Exhibit 99.1

NEWS RELEASE

Endeavour Silver Continues to Extend High Grade Silver-Gold Ore in New
Lucero Vein Discovery, Guanajuato Mines Project, Mexico;
Lucero Vein Now in Production, Exploration Drilling Now Underway

Vancouver, Canada – July 8, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX) announces that it continues to extend high grade silver-gold ore in the new Lucero Vein discovery at the Bolanitos silver-gold mine, part of the Company’s Guanajuato Mines Project in Guanajuato State, Mexico.

Please click the link below to view the property map.
http://www.edrsilver.com//i/maps/GUANAJUATOSILVERDISTRICT.jpg

In September, 2008, Endeavour discovered this new silver-gold vein while drilling the adjacent San Jose Vein at the Bolanitos mine.  After two drill holes intersected both the San Jose Vein plus a previously unidentified new vein (now called Lucero), it was determined that the most effective way to explore Lucero was a short underground cross-cut tunnel from the San Jose mine workings followed by underground drifting (tunneling) along the new vein.

The underground cross-cut intersected the new Lucero Vein in November, 2008 and after drifting along the vein on two levels for several months to define the limits of the first ore shoot, Endeavour commenced ore production from Lucero in March, 2009 and commenced exploration drilling above and below the new drifts in the Lucero and San Jose HW veins in late June, 2009.  A total of 1800 m of core drilling in 8 holes is planned for the Phase 1 underground exploration program.

On mine level 84-2192, the first drift (29476 SE) along the Lucero Vein averages 270 grams per tonne silver (gpt) and 2.58 gpt gold over a 2.8 meter (m) true thickness (13.9 oz per ton (opT) silver equivalent over 9.2 feet (ft)) along 190 m (623 ft) of strike length.  The drift was channel and muck sampled every 5 m along the 190 m length and individual sample highlights include 719 gpt silver and 8.07 gpt gold  over 3.2 m (39.4 opT silver equivalent over 10.5 ft) and 193 gpt silver and 3.71 gpt gold over 7.4 m (13.7 opT over 24.3 ft silver equivalent).

On mine level 84-2180 (12 m lower elevation), the second drift (29520 SE) along the Lucero Vein averages 238 gpt and 2.46 gpt gold over a 2.1 meter (m) true thickness (12.6 opT silver equivalent over 6.9 ft along 194 m (636 ft) of strike length.  The drift was channel and muck sampled every 5 m along the 194 m length and individual sample highlights include 1125 gpt silver and 8.50 gpt gold  over 2.4 m (53.4 opT silver equivalent over 7.9 ft) and 447 gpt silver and 8.18 gpt gold over 6.5 m (30.9 opT over 21.3 ft silver equivalent).

Silver equivalents were calculated using a 63:1 silver:gold ratio based on recent gold/silver prices.

The Lucero Vein ranges in thickness of up to 10-12 meters in places and is well-mineralized over most of its known length.  It is open to the south where the next 2,000 m along trend has seen very limited exploration by modern methods.  Endeavour has identified three sub-parallel veins on surface in this area that appear to correlate with possible southern extensions of the San Jose and Lucero Veins plus a third previously unrecognized vein, now called the Karina Vein.

Each of these veins contain anomalous  zones of silver and gold in rock and soil samples, suggesting that the prospective “bonanza” ore level in these veins may lie not far below surface, just like in the Lucero discovery area.  Exploration drilling is scheduled to commence here within the next month once the exploration permits have been received.  A total of 1500 m of core drilling in 8 holes is planned for the Phase 1 surface exploration program.

Underground drifting was also completed on a portion of the hanging-wall splay of the San Jose Vein.  On mine level 84-2192, the first drift (29495 SE) along the San Jose Hanging-wall Vein averages 329 gpt silver and 1.77 gpt gold over a 1.55 m true thickness (14.2 opT silver equivalent over 5.1 ft) along 60 m (197 ft) of strike length.  The drift was channel and muck sampled every 2 m along its length and individual sample highlights include 792 gpt silver and 5.27 gpt gold over 2.0 m (36.1 opT silver equivalent over 6.6 ft) and 514 gpt silver and 1.24 gpt gold over 3.2 m (19.0 opT silver equivalent over 10.5 ft).

Stated Bradford Cooke, Chairman and CEO of Endeavour, “Needless to say, we are thrilled with the success of our new Lucero Vein discovery.  Our decision to fast-track the development of this exciting new high grade silver-gold discovery over the last 9 months is now starting to pay off.  The Lucero Vein is already contributing approximately half of the ore currently being produced at the Guanajuato Mine and, because Lucero ore is much higher grade than the old Penoles ore reserve blocks, the silver production and cash costs at Guanajuato are both out-performing our forecast for the year.”

“Given the size of the first ore shoot in the new Lucero Vein, and the potential to discover similar new high grade ore shoots along strike, not only in the Lucero Vein but also in the San Jose Vein and other sub-parallel veins, management has committed to a 20% expansion of the Guanajuato plant to 600 tonnes per day during the current Quarter.  The existing cone crusher will be replaced with a larger, more efficient one at an estimated cost of $250,000.  Plans are also now being developed for a possible plant and mine expansion to 800 tonnes per day for next year.”

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the sampling program at the Guanajuato Mine.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split and assayed at the Guanajuato mine lab.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding planned work programs.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements.  Such risk factors herein include, but are not limited to, fluctuations in future metal prices and exchange rates, uncertainties inherent in the estimation of reserves and resources and the availability of capital.  Such factors are described in the section “risk factors” contained in the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities and Form 40-F filed with the United States Securities and Exchange Commission.  Mineral resources do not have demonstrated economic viability.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended.  There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.  The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Accordingly, readers should not place undue reliance on forward-looking statements or information.